NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE Ni-Cu-PGM PROJECT ADDITIONAL STAKING

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

March 19, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that the Company has now acquired by staking a 100% interest in an additional 7 claims (106 claim units) contiguous to its Nickel Royale Assemblage. The Nickel Royale is a Ni-Cu-PGM project situated in the Hemlo-Schrieber Camp west of Thunder Bay, Ontario. This additional key property increases the Nickel Royale Assemblage from 810 claim units (32,400 acres) to 916 claim units encompassing 36,640 acres.

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (being investigated by Kennecott), and Sudbury. Readers are referred to the Company's January 2, 2002, April 4, 2002 and April 17, 2002 press releases on the Company's website at www.novawest.com for more details on the project

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.